SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2007
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
          Form 20-F      X      Form 40-F
          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
          Yes            No      X
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .)

CNH GLOBAL N.V.
Form 6-K for the month of April 2007
List of Exhibits:
1.	News Release entitled, “CNH 20-F Report Available Online”

FOR IMMEDIATE RELEASE
For more information contact:

Thomas Witom	News and Information	(847) 955-3939
Albert Trefts, Jr.	InvestorRelations	(847) 955-3821
CNH 20-F Report Available Online
     LAKE FOREST, IL — (MARKET WIRE) — April 18, 2007 — CNH Global N.V. (NYSE: CNH) said its 2006 annual report on Form 20-F is available on the corporate Web site, www.cnh.com, under Securities and Exchange Commission (SEC) filings. The full document can be read online or downloaded.
     Investors may request a hard copy of the company’s audited financial statement free of charge at wwinvestorrelations@cnh.com.
* *                                * *
CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by about 11,500 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI; NYSE:FIA). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Roberto Miotto
Roberto Miotto
Senior Vice President, General Counsel and Secretary

April 18, 2007